SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For May 13, 2005

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                   First quarter financial results


   MUNICH, Germany--(BUSINESS WIRE)--May 13, 2005--

Allianz AG: Group Key Figures First Quarter 2005

Allianz Group Key Figures

Euro mil                                              1Q 2005    1Q 2004

Total revenues (Euro bn)                                 28.3      27.2

Operating profit 1)                                     1,830     1,227
   - Property/Casualty                                  1,004       497
   - Life/Health                                          357       371
   - Banking                                              238       179
       thereof Dresdner Bank                              216       174
   - Asset Management                                     231       180

Profit before goodwill amortization, taxes
and minorities                                          2,088     1,551
Goodwill amortization                                       0      -294
Taxes                                                    -569      -339
Minorities                                               -335      -301

Net income 2)                                           1,184       617
   - Property/Casualty                                    753       554
   - Life/Health                                          326       247
   - Banking 3)                                           475        56
        thereof Dresdner Bank 3)                          466        88
   - Asset Management                                      28      -107
   - Consolidation adjustments                           -398      -133

Earnings per share (Euro) (Basic)                        3.13      1.68

Ratios:
- Property/Casualty:Combined ratio                      92.1%     95.8%
- Life/Health:Statutory expense ratio 4)                 6.6%      9.2%
- Dresdner Bank:Operating cost-income ratio             80.4%     81.4%
- Asset Management:Cost-income ratio                    60.9%     66.9%

Euro bn                                             31.03.2005  31.12.2004

Shareholders' equity                                    41.6       37.7
   thereof minority interests in shareholders' equity    8.0        7.7

Assets under management                                1,133      1,070
   thereof third-party assets                            624        585


1) For a description on how we measure operating profit and a reconciliation to net income, see interim report, page 2, 10 (Property/Casualty), 13 (Life/Health), 16 (Banking), 19 (Asset Management).The document is available on the internet page http://www.allianz.com/1Q .

2) Q1 2004 figures have been restated according to IFRS accounting stardards in accordance with which the amortization of goodwill has not been cancelled.

3) Net income of Dresdner Bank and the banking segment for the first quarter of 2005 shows a realized gain of 233 million euros from the intra-group transfer of Munich Re shares. This has been eliminated in the consolidation column.

4) Represents ratio of net acquisition costs and administrative expenses to net premiums earned (statutory).

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement. No duty to update The company assumes no obligation to update any information contained herein.

WKN: 840400; ISIN: DE0008404005; Index: DAX-30, EURO STOXX 50 Listed: Amtlicher Markt in Berlin-Bremen, Dusseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, Munchen und Stuttgart; EUREX; Swiss Exchange; London; Paris; NYSE

   Short Name: Allianz AG
   Category Code: QRF
   Sequence Number: 35785
   Time of Receipt (offset from UTC): 20050513T062846+0100


    CONTACT: Allianz AG

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ALLIANZ AKTIENGESELLSCHAFT


                                        By:    /s/ Dr. Reinhard Preusche
                                               ---------------------------------
                                               Dr. Reinhard Preusche
                                               Group Compliance


                                        By:    /s/ Dr. Giovanni Salerno
                                               ---------------------------------
                                               Dr. Giovanni Salerno
                                               Group Compliance



Date:    May 13, 2005